November 23, 2010

Mr. H. Christopher Owings
Assistant Director
Unites States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Pennichuck Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 4, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 26, 2010
Form 10-Q for the Fiscal Period Ended March 31, 2010, as Amended
Filed May 21, 2010
Form 10-Q for the Fiscal Period Ended June 30, 2010 Filed August 5, 2010
File No. 000-18552

Dear Mr. Owings,

This letter sets forth Pennichuck Corporation’s (“PNNW”) responses to the comments on the above referenced filings provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated October 13, 2010. References within this letter to “Registrant” and/or “the Company” are to PNNW, unless otherwise specified.

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment and have provided marked language to show proposed changes to current disclosures, to be implemented in future filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

1.	We note your response to comment six in our letter dated August 30, 2010. Please supplementally confirm that you will revise your disclosure in future filings to contain the type of explanation that you included in your response.

Thomas C. Leonard
Pennichuck Corporation October 13, 2010

Response:

The Company confirms that it will revise its disclosure in future filings to include the type of explanation provided in our response to comment six in our letter dated August 30, 2010.

Item 9A. Controls and Procedures, page 87

2.	We note your responses to comments 10 and 11 in our letter dated August 30, 2010, however your responses are unclear. Please provide us with your proposed revised disclosure, so that we may better evaluate your responses. For example:

•	You indicate that you plan to “remove the reference to the level of assurance of [your] disclosure controls and procedures,” but also that you will state that your controls and procedures were “designed to and were effective to provide reasonable assurance of achieving their objective.” Please resolve this apparent inconsistency.

•	Your response to comment 10 indicates that you will state that your disclosure controls and procedures are effective to ensure that information required to be disclosed in your reports “is accumulated and communicated to [y]our management.” However, it is unclear whether you also intend to provide the rest of the definition of disclosure controls and procedures. If you include a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. Refer to Exchange Act Rule 13a-15(e).

In addition, the first sentence of your response to comment 10 is unclear. Your disclosure states that your officers concluded that your disclosure controls and procedures were effective “to provide reasonable assurance that information relating to the Company... required to be included in [y]our reports... is recorded, processed, summarized and reported within the time periods specified.” Please confirm, if true, that your officers concluded for each of the relevant time periods that your disclosure controls and procedures also were effective to ensure that such information is accumulated and communicated to your management to allow timely decisions regarding required disclosure.

Thomas C. Leonard
Pennichuck Corporation October 13, 2010

Response:

In its future periodic filings, the Company will include, if appropriate based on management’s evaluation, the following disclosure in response to the requirements relating to the “Controls and Procedures” disclosure requirements:

“We carried out an evaluation required by Rule 13a-15(b) of the Securities Exchange Act of 1934 under the supervision and with the participation of our management, including the principal executive officer and the principal financial officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Report.

Disclosure controls and procedures are designed with the objective of ensuring that (i) information required to be disclosed in our Company’s reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) information is accumulated and communicated to management, including the principal executive officer and the principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

Based on their evaluation, the principal executive officer and the principal financial officer have concluded that our disclosure controls and procedures are effective as of the end of the period covered by this Report on Form 10-Q to provide assurance that (i) information relating to our Company (including our consolidated subsidiaries) required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms and (ii) information is accumulated and communicated to management, including the principal executive officer and the principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

There were no changes in our internal control over financial reporting that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

For the periods ended December 31, 2009, March 31, 2010 and June 30, 2010, the Company hereby confirms that its officers also concluded for each of the periods that its disclosure controls and procedures also were effective to ensure that such information was accumulated and communicated to management to allow timely decisions regarding required disclosure.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, Compensation Discussion and Analysis, page 22

3.	We note your response to comment 14 in our letter dated August 30, 2010, including the partial list of the component companies utilized in setting the benchmarks to determine the various components of your executive compensation packages. Please revise your proposed revised disclosure to identify all of the component companies utilized in setting these benchmarks.

Thomas C. Leonard
Pennichuck Corporation October 13, 2010

Response:

In our prior response we proposed the following disclosure regarding the component companies utilized to assess the competitiveness of the Company’s base salary levels, recommend merit budget guidelines and recommend salary grades for each position:

“The Conover firm surveyed publicly-held water utilities with revenues less than $100 million including specifically Artesian Resources Corporation, Connecticut Water Service Inc., Middlesex Water Company, and The York Water Company, and other publicly-held companies (excluding financial services companies) with revenues less than $100 million. Conover extracted data from annual proxy filings by specific companies and various compensation surveys.”

In response to the SEC’s comment, the Company proposes to revise the above language as follows:

“The Conover firm surveyed publicly-held water utilities with revenues less than $100 million including specifically Artesian Resources Corporation, Connecticut Water Service Inc., Middlesex Water Company, and The York Water Company, and other publicly-held companies (excluding financial services companies) with revenues less than $100 million; namely, 8X8 Inc., A D A M Inc, ADA-ES Inc., Altus Pharmaceuticals Inc., American Physicians Service Group Inc., Amerigon Inc., Anika Therapeutics Inc., Art Way Manufacturing Co Inc., Atricure Inc., Aware Inc., Ballantyne of Omaha Inc., Barnwell Industries Inc., Barrier Therapeutics Inc., Biocryst Pharmaceuticals Inc., Biosphere Medical Inc., Bitstream Inc., Bovie Medical Corp., California Micro Devices CP., Ceva Inc., China Housing & Land Dev Inc., Chyron Corp., Cogdell Spencer Inc., Corning Natural Gas Corp., Cyberoptics Corp., Delta Natural Gas Corp. Inc., Data I/O Corp., Depomed Inc., Digital Ally Inc., Dimeco Inc., Dover Motorsports Inc., Dune Energy Inc., Ediets.com Inc., Encysive Pharmaceuticals Inc., Endocare Inc., Endologix Inc., Energy West Inc., ESS Technology Inc., Female Health Co., Fibernet Telecom Group Inc., Fortunet, Inc., Global Traffic Network, Inc., Green Plains Renewable Energy, Inc., GSE Systems Inc., Health Grades Inc., HI/FN Inc., Hythiam Inc., ICAD Inc., Icagen Inc., Immersion Corp., Industrial Services of America Inc., Infinity Pharmaceuticals, Inc., Innoative Solutions & Support Inc., Intellon Corp., Joe’s Jeans Inc., Lakes Entertainment Inc., Lifeway Foods Inc., Looksmart Ltd., Luna Innovations Inc., Lyris, Inc., Maine & Maritimes Corp., Maxygen Inc., Meruelo Maddux

Thomas C. Leonard
Pennichuck Corporation October 13, 2010

Properties, Micromet, Inc., Mitcham Industries Inc., Mocon Inc., Netmanage Inc., New Ulm Telecom Inc., NGAS Resources Inc., NMT Medical Inc., Novacea Inc., Numerex Corp., Nutracea, NVE Corp., Occam Networks Inc., Omega Flex Inc., Outdoor Channel Holdings Inc., Pharmacopeia Inc., PLX Technology Inc., Pope Resources LTD Partnership, Premier Exhibitions, Inc., private Media Group Inc., Providence & Worcester Railroad Corp., Psychemedics Corp., Quigley Corp., Ramtron International Corp., Reis Inc., RGC Resources Inc., Rocky Mountain Chocolate Factory Inc., Sciclone Pharmaceuticals Inc., Senomyx Inc., Senorx Inc., SGX Pharmaceuticals Inc., Sparks Networks Inc., Spire Corp., Strategic Diagnostics Inc., Summer Infant, Inc., Supergen Inc., Thermage Inc., Tigerlogic Corp., Timberline Resources Corp., TIX Corp., Toreador Resources Corp., Trans1 Inc., Transact Technologies Inc., Travelzoo Inc., Trubion Pharmaceuticals, Inc., Unigene Laboratories Inc., Utah Medical Products, Inc., UTEK Corp., Versant Corp., Warwick Valley Telephone Co., Winmark Corp., Worldwater & Solar Technologies Corp. and Zix Corp. Conover extracted data from annual proxy filings by specific companies and various compensation surveys.”

The Company notes that the above Conover survey was completed in 2008 and that it will include the above listing in future proxy statements to the extent it refers to the 2008 study or an equivalent list for any updated survey(s).

4.	We note your response to comment 15 in our letter dated August 30, 2010. However, it does not appear that your proposed revised disclosure fully responds to our comment. Your current disclosure states that 2009 “bonus determinations... were determined.. . based on the achievement of both corporate-level and individual goals and objectives.” Please revise your disclosure to identify these goals and objectives, the extent to which they were met and the manner in which their achievement or non-achievement impacted the level of compensation received. In addition, your current disclosure with respect to 2010 bonuses indicates that they will be based on “target income”; please revise to disclose the target income level. Also, please disclose the targets associated with the Key Customer Metrics and the “specific personal goals and objectives for the year,” as well as the manner in which their achievement or non-achievement will impact the percentage of the bonus pool that is awarded to the executive officers.

Response:

As disclosed in the Proxy Statement, the Company had no formal cash bonus plan in 2009 (because, as disclosed, the Compensation Committee “wanted to consider eliminating or changing the effects on bonus pool amounts of certain factors outside of management’s control such as weather”) and the total bonus pool for all six (6) executive officers was $53,000.

Thomas C. Leonard
Pennichuck Corporation October 13, 2010

In that context, the Company’s disclosure stated that for 2009 “bonus determinations for all executive officers were discretionary (emphasis added) and determined...based on the achievement of both corporate-level and individual goals and objectives.” The Company’s disclosure continued with disclosure relative to the Committee’s consideration of the Company’s performance and also that the Committee “considered the individual performance of each of the officers relative to their goals and objectives for the year and based on the reviews and recommendations of the CEO. In that regard, factors considered included: the management and administration of rate case filings for the Company’s Pennichuck Water and Pittsfield Aqueduct utility subsidiaries; the successful completion of the upgrade to the Company’s water treatment plant in Nashua, New Hampshire; the management of the Company’s eminent domain dispute with Nashua; the completion of various financing activities including the recent common equity offering; etc.”

While each officer had certain goals and objectives for 2009, their achievement or non-achievement was not individually measured on a quantitative basis relative or directly linked to any bonus plan because, as stated above, there was no formal written cash bonus plan for 2009. The Company believes its disclosure communicated that the 2009 bonuses were discretionary and that the subsequent disclosure simply described the factors that the Committee considered. However, the Company proposes to eliminate the words “based on” in any future description of factors the Committee considers and use terms such as “considered” or “reviewed” in order to more clearly communicate that there is no formulaic or direct linkage between any discretionary amount(s) paid and the factor(s) that the Committee considered (as was the case in 2009).

In response to the comment by the Commission regarding the 2010 bonus plan, the Company will revise its disclosure, as shown below, with the bold type reflecting additions to the disclosure as originally included in the 2009 Proxy Statement:

“For 2010, the Compensation Committee recommended and the full Board approved the establishment of a written performance based cash bonus plan for the Company’s executive officers other than the CEO. Pursuant to the terms of his employment agreement, the CEO’s annual target cash bonus is 40% of his then base salary, with the actual amount determined by the Compensation Committee and the full Board based on the Company’s financial performance and the CEO’s individual performance, in particular in relation to his goals and objectives for the year.

Thomas C. Leonard
Pennichuck Corporation October 13, 2010

Under the terms of the 2010 Officer Bonus Plan, varying dollar amounts are credited into a “pool” based on the Company’s actual operating profit before tax (“OPBT”) performance for the year in relation to the approved 2010 budgeted OPBT, both adjusted to eliminate the effects (positive or negative) of unusual and non-recurring items. While the Company does not disclose its budgeted OPBT or its budgets generally, it believes that its budgets are unlikely to be achieved without significant management actions and notes that it has not achieved its budgeted OPBT in two of the last three years. More specifically, no amount is credited into the pool if actual income falls below 88% of target income and the amount credited into the pool is capped upon actual income reaching 112% of target income for the year. At 100% of target income for the year, the bonus pool amount that will be created is $128,690, or 17% of the beginning of year aggregate base salaries of the five participants in the plan. At or above 112% of target income for the year, the bonus pool amount that will be created is $158,970, or 21% of the beginning of year aggregate base salaries of the five participants in the plan.

Once determined, up to 100% of the established bonus pool amount will be paid out as cash awards as follows: 30% of the bonus pool amount is non-discretionary and allocated among eligible participants pro-rata based on their beginning-of-year base salary levels; an additional 5% of the bonus pool amount is paid out for the achievement of each of six (6) Key Customer Metrics established for the year up to an aggregate of 30%, also allocated among the eligible participants pro-rata based on their beginning-of-year base salary levels; and 40% is discretionary and allocated among eligible participants based on an assessment of each participant’s absolute and relative performance with respect to each participant’s specific personal goals and objectives for the year.

The specific Key Customer Metrics are:

1.	Less than 30 unresolved customer service complaint calls to NHPUC

2.	Less than 1% customer call abandonment (after one minute)

3.	Less than 1.5% estimated (versus actual) readings/billings (under normal conditions)

4.	Less than 100 non-power outages due to equipment failure

5.	No unresolved pressure complaints per NHPUC rules/regulations

6.	No incidents of NHDES non-compliance violations due to operational error

Due to the operation of the payout for achieving the Key Customer Metrics (5% for the achievement of each metric as discussed above), less than 100% of the bonus pool amount may be paid out for the year.”

Thomas C. Leonard
Pennichuck Corporation October 13, 2010

Certain Relationships and Related Party Transactions, page 38

5.	We note your response to comment 17 in our letter dated August 30, 2010, including your proposed revised disclosure that your audit committee “intends to approve only those related party transactions that are on terms no less favorable to the Company than could be obtained from independent third parties and are otherwise in, or are not inconsistent with, the best interest of the Company and its shareholders.” Please expand your disclosure to discuss the standards to be applied and factors to be considered by your audit committee in determining whether a related party transaction is “in, or. . . not inconsistent with, the best interests of the Company.” Refer to Item 404(b) of Regulation S-K.

Response:

The Company will expand its disclosure further and indicate that the audit committee would expect to consider such factors as whether approving the transaction could result in unfavorable publicity or reputational risk, additional regulatory review or ratemaking impact or other short or long term negative impact on the Company as a result of entering into a related party transaction.

We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct your questions or comments to the undersigned at (603) 913-2309.

Very Truly Yours,

/s/ Thomas C. Leonard
Thomas C. Leonard
Chief Financial Officer

Pennichuck Corporation

Cc:	Duane C. Montopoli Michael Krebs, Esq. Timothy Simmons